

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

<u>Via E-mail</u>
Kenneth D. Bland
President
Bioflamex Corporation
Christiansvej 28
2920 Charlottenlund, Denmark

> **Re: Bioflamex Corporation**
> **Form 8-K**
> **Filed July 24, 2012**
> **File No. 000-53712**

Dear Mr. Bland:

We issued comments to you on the above captioned filing on July 27 and August 8, 2012, and we participated in two conference calls with company representatives on September 10 and 18, 2012. As we indicated in the calls, we believe the company should file an amended Form 8-K with Form 10 information. We expect you to file the amendment by October 4, 2012.

If you do not file the amendment we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, James Lopez, Legal Branch Chief, at (202) 551-3536, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director